UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING



SEC FILE NUMBER  0 - 19000

CUSIP NUMBER     417525102


Form 10-Q

For Period Ended: April 30, 2000


PART I - REGISTRANT INFORMATION


Harvest Capital Corporation
Full Name of Registrant


225 West 37th Street 5th Floor
Address of Principal Executive Office (Street and Number)


New York, NY 10018
City, State and Zip Code


PART II -  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

X    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X    (b) The subject annual report, semi-annual report, transition report on
         Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

Financial information is not finalized.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


Richard S. Kalin, Esq.             212            239-8900
(Name)                          (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).

                                          X     Yes               No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          Yes               X     No




                   Harvest Capital Corporation
           (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: July 25, 2000                      By:/s/Joseph L. Murphy
                                          Joseph L. Murphy,
                                          President


                         ATTENTION
 International misstatements or omissions of fact constitute
       Federal Criminal Violations (See 18 U.S.C. 1001).